Kramer Levin Naftalis & Frankel LLP

Abbe L. Dienstag

Partner

Phone 212-715-9280

Fax 212-715-8280

adienstag@KRAMERLEVIN.com

July 24, 2012

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC 20549

Attn: Mara Ransom, Assistant Director

Re:	Spectrum Group International, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed July 5, 2012 File No. 333-180214

Dear Ms. Lippmann:

On behalf of Spectrum Group International, Inc., we provide Spectrum’s responses to the letter dated July 19, 2012 setting forth the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission relating to the above referenced Registration Statement, as amended by Amendment No. 3, filed with the Securities and Exchange Commission on July 5, 2012.

For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment. The page numbers in the responses of Spectrum refer to pages in Amendment No. 4 to the Registration Statement, as filed with the Securities and Exchange Commission on the date hereof.

General

1.	Please revise your filing to update your compensation disclosure to include the required information for your recently completed fiscal year ended June 30, 2012. For additional guidance, please refer to Interpretive Response 117.05 of the Division of Corporation Finance’s Regulation S-K Compliance & Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

1177 Avenue of the Americas   New York NY 10036-2714   Phone 212.715.9100   Fax 212.715.8000

990 Marsh Road   Menlo Park CA 94025-1949   Phone 650.752.1700   Fax 650.752.1800

47 Avenue Hoche   75008 Paris France   Phone (33-1) 44 09 46 00   Fax (33-1) 44 09 46 01

www.kramerlevin.com

Securities and Exchange Commission

Division of Corporate Finance

July 24, 2012

In response to the Staff’s comment, we have revised the registration statement on pages 22 through 26 of Amendment No. 4 to include the compensation disclosure for Spectrum’s recently completed fiscal year ended June 30, 2012.

Material U.S. Federal Income Tax Consequences, page 34

2.	Please revise your filing to state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of Kramer Levin Naftalis & Frankel LLP. Please see Section III.B.2 of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, we have revised page 40 of Amendment No. 4 to provide that the disclosure in the tax consequences section of the prospectus is the opinion of Kramer Levin Naftalis & Frankel LLP.

3.	We note your disclosure in the last sentence of the third paragraph on page 35. Please revise your filing to discuss possible alternatives and risks to investors of this tax consequence. Please see Section III.C.1 of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, we have revised page 41 of Amendment No. 4 to discuss the possible alternatives and risks to investors of such consequence.

* * * * *

Spectrum is separately submitting a “Tandy Letter” in conjunction with respect to the registration statement.

Please do not hesitate to contact me at (212) 715-9280 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Abbe L. Dienstag
Abbe L. Dienstag

cc:	Carol Meltzer, Esq.

General Counsel and Corporate Secretary

Spectrum Group International, Inc.

1177 Avenue of the Americas   New York NY 10036-2714   Phone 212.715.9100   Fax 212.715.8000

990 Marsh Road   Menlo Park CA 94025-1949   Phone 650.752.1700   Fax 650.752.1800

47 Avenue Hoche   75008 Paris France   Phone (33-1) 44 09 46 00   Fax (33-1) 44 09 46 01

www.kramerlevin.com